Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

December 22, 2023

VIA EDGAR

Attention:	Laura Veator
Stephen Krikorian
Austin Pattan
Jan Woo

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Power & Digital Infrastructure Acquisition II Corp.
Registration Statement on Form S-4
Filed August 9, 2023
File No. 333-273821

Ladies and Gentlemen:

This letter sets forth the response of Power & Digital Infrastructure Acquisition II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 14, 2023, with respect to Amendment No. 3 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Description of the Business Combination, page 62

1.	Your disclosure in Note J indicates that the estimated fair value of the Earnout Shares is $84 million. Please clarify your disclosure to describe how much of this is related to Earnout Shares that will be recognized as contingent consideration and how much of this is related to Options and Earnout shares that will be recognized as post-combination compensation expense.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Revised Registration Statement to add a table at the bottom of Note J to reflect the percentage of Earnout Shares that will be treated as contingent consideration versus post-combination compensation expense.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Lance K. Hancock of Kirkland & Ellis LLP at (801) 877-8120 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

Enclosures

cc:	Debbie P. Yee, P.C., Kirkland & Ellis LLP
Lance K. Hancock, Kirkland & Ellis LLP